

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
Mr. Marius Silvasan
Chief Executive Officer and Director
One Bio, Corp.
19950 West Country Club Drive, Suite 100
Aventura, FL 33180

> **Re: One Bio, Corp.**
> **Item 4.01 Form 8-K**
> **Filed October 26, 2011**
> **File No. 001-34604**

Dear Mr. Silvasan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K

1. Please revise your filing to state whether the decision to change accountants was recommended or approved by an audit or similar committee of the board or directors, if you have such a committee or the board of directors if you have no audit or similar committee. Refer to Item 304 (a)(1)(iii) of Regulation S-K.

2. The interim period should be up until the date of dismissal of your former accountant. Please revise paragraph three of your filing to state explicitly whether during your two most recent fiscal years ended December 31, 2009 and 2010 and the subsequent interim period through October 25, 2011 there had been any disagreements with the former accountant on any matter discussed in Item 304 (a)(1)(iv) of Regulation S-K.

3. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Jewett, Schwartz, Wolfe and Associates, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dana Hartz, Staff Accountant, at (202) 551-3648.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief